

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Mr. Alan M. Brown
President
Tombstone Exploration Corporation
6529 East Freiss Drive
Scottsdale, AZ 85254

Re: Tombstone Exploration Corporation (the "Company")
       Form 20-F for the year ended December 31, 2009 (the "2009 Form 20-F")
       File No. 0-29922

Dear Mr. Brown:

We received your letter of February 18, 2011 requesting the staff (a) waive the requirement to file a consent by Moore & Associates ("Moore") pursuant to Rule 437 of Regulation C in connection with the Company's 2009 Form 20-F, and (b) waive the requirement of Item 8 of Form 20-F to include the Company's audited financial statements for the year ended December 31, 2007 in its 2009 Form 20-F. Your letter describes the basis for your requests.

We note that the Company's 2009 Form 20-F does not include its financial statements for the year ended December 31, 2007 and you were asked to rectify this in a staff letter dated December 17, 2010. It appears that you are seeking a waiver in response to that request. Based on the existing facts and circumstances, including the information provided in your letter, we are unable to waive the requirement to file audited financial statements for 2007 in the Company's 2009 Form 20-F. Until you file an amendment to your 2009 Form 20-F containing audited financial statements for 2007, that filing will remain deficient.

Since an audit report signed by Moore has not been included in your 2009 Form 20-F, it is inappropriate for us to consider your request to waive a consent from Moore under Rule 437 of Regulation C.

Please understand that any materially new or different information from that contained in your letter could lead to a different conclusion. If you have any questions concerning this matter, please call me at (202) 551-3400.

Sincerely,

Joel K. Levine
Associate Chief Accountant